UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of termination of registration: March 31, 2022

Commission File Number: 333-198567

ABV CONSULTING, INC.
(Exact name of registrant as speciﬁed in its charter)

ROOM 10C, 10/F, ACME BUILDING

28 NANKING STREET

JORDAN, KOWLOON, HONG KONG

(852) 3584-8263

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2).	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the termination date: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2022	By:	/s/ Jian Wei Yu
Jien Wei Yu, CEO, CFO, COO, Secretary, and Director
(Principal Executive Officer, Principial Financial Officer, and Principal Accounting Officer)

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